Contact

sbraico@gmail.com

www.linkedin.com/in/sal-braico
(LinkedIn)
www.symphonycare.com
(Company)

Top Skills

Healthcare
Strategic Planning
Entrepreneurship

Sal Braico

CEO of Pivotal Health
Madison, Wisconsin, United States

Summary

Driven entrepreneurial executive with extensive experience starting and operating innovative healthcare companies. As a determined, proactive leader, I help develop detailed strategic plans and manage teams that execute under tight timelines and limited budgets.

Current and prior business development experience includes raising substantial angel and venture capital, and sourcing and closing license, collaboration, and partnership deals. Strong operational healthcare and healthcare IT experience.

Specialties: Healthcare
Information Technology
Strategic planning
Operations
Business development
Finance

Experience

Pivotal Healthcare
Co-Founder and CEO
2020 - Present (4 years)
Madison, Wisconsin, United States

SymphonyCare
Chief Operating Officer
2017 - 2020 (3 years)
Madison, Wisconsin

In 2017, I served as CEO of HighFive Health, a healthcare technology company that helped health systems and HIEs manage complex medication data. In January 2018, HighFive Health and other healthcare IT solutions owned by Symphony Corp were combined into SymphonyCare and I was named its Chief Operating Officer.

SymphonyCare's mission is to help payers and providers manage financial risk, improve quality outcomes, and enhance patient engagement.

The base of the SymphonyCare platform is a flexible and scalable data warehouse solution that can manage claims, clinical, patient-reported, and even financial data. Built on this base are innovative applications including a customizable analytics engine, an enterprise patient portal, a care coordination and population health tool, and a suite of medication management tools.

Mallatt's Pharmacy & Home Healthcare
Chief Operating Officer
2012 - 2017 (5 years)
Madison, Wisconsin Area

Mallatt's Pharmacy is a leader in long term care pharmacy and home healthcare operations in Wisconsin. As CFO/COO, I managed the Accounting, Billing, Inventory Management, Information Technology, Facilities, and Human Resources Departments. Since I joined Mallatt's, it grew from 75 employees to more than 140, and revenue grew by over 50%.

Achievements:
• Sold four retail stores to Walgreen's
• Acquired multiple pharmacies and home health businesses
• Planned and executed the installment of new financial and accounting systems to properly and timely track and report the financial performance of the business
• Revamped Billing Department operations to perform more efficiently
• Created an internal audit system to ensure claims are billed properly
• Outsourced statement printing and mailing to save money, mail statements out faster, and allow patients to pay bills online
• Installed new pharmacy management software

Flex Biomedical, Inc.
Chief Executive Officer
2008 - 2012 (4 years)
Madison, Wisconsin, United States

Flex Biomedical, which I co-founded in 2008 with a Boston University professor, developed a novel polymer medical device for osteoarthritis. As CEO, I set up the corporate infrastructure, led operations, sat on the Board of Directors, and managed employees and contractors. I was directly responsible for managing all company functions, such as business development, raising capital, public relations, legal affairs, finance and accounting, including creating and adhering to budgets. I also was directly involved in all technical operations, such as research and development, regulatory affairs (FDA and European notified bodies), and intellectual property management.

Achievements:
• Secured over $3 million of financing in a difficult fundraising climate during a recession
o $2.7 million in equity investments from angel and institutional investors
o $500,000 in grants and economic development loans
• Negotiated exclusive license agreement with Boston University for the core technology
• Licensed the product to a large orthopedic company

ConjuGon, Inc.
Chief Operating Officer
2002 - 2008 (6 years)
Madison, Wisconsin, United States

As the first employee of ConjuGon, an antibacterial biopharmaceutical company spun out of the University of Wisconsin-Madison, I wrote the company's business plan, raised capital, in-licensed and led development of the company's products.

The lead product was a novel biologic that prevents catheter-associated urinary tract infections. As COO, I ran daily company operations including finance, accounting, human resources, and business development, and initiated and managed all external collaborations including projects for animal testing, and GMP manufacturing.

Achievements:
• Advanced lead product from concept to IND under a tight timeline and limited budget.
o Exclusively licensed the technology from the Baylor College of Medicine, Houston, TX.
o Co-inventor on key technology patent covering novel formulation of this product. Patent
titled "Composition and Methods for Microbe Storage and Delivery" was filed August 2007 and
approved May 2014 (Patent No. 8,715,639).
o Filed IND January 2008. IND approved later in 2008.

• Secured over $7.8 million in financing over five years.

Education

United States Merchant Marine Academy
Bachelor of Science - BS, Marine Engineering

University of Wisconsin-Madison
Master of Business Administration - MBA, Entrepreneurship/Entrepreneurial
Studies